UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-07151

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Clorox Company 401(k) Plan
(formerly The Clorox Company Employee Retirement Investment Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY 401 (K) PLAN
(FORMERLY THE CLOROX COMPANY
EMPLOYEE RETIREMENT INVESTMENT
PLAN)

Date: December 23, 2008

Laura Stein
Senior Vice President – General Counsel

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP

Financial Statements and Supplemental Schedule

The Clorox Company 401(k) Plan
For the fiscal years ended June 30, 2008 and 2007
with Report of Independent Registered
Public Accounting Firm

The Clorox Company 401(k) Plan

Financial Statements and Supplemental Schedule

For the fiscal years ended June 30, 2008 and 2007

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements

Statements of Net Assets Available for Benefits.. 2
Statements of Changes in Net Assets Available for Benefits... 3
Notes to Financial Statements 4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)................................... 14

Report of Independent Registered Public Accounting Firm

The Participants and the Employee Benefits Committee
The Clorox Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Clorox Company 401(k) Plan as of June 30, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 30, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

December 18, 2008

The Clorox Company 401(k) Plan

Statements of Net Assets Available for Benefits

	June 30,	
	2008	**2007**
Assets		
Cash and cash equivalents	$ 65,798	$ 204,888
Investments, at fair value	643,177,027	697,190,851
Receivables:		
Employer contributions	21,991,981	20,152,143
Participant contributions	1,146,845	1,215,552
Total receivables	23,138,826	21,367,695
Total assets	666,381,651	718,763,434
Liabilities		
Due to brokers for securities purchased	2,666	40,066
Net assets available for benefits, at fair value	666,378,985	718,723,368
Adjustment from fair value to contract value for interest in common collective trust related to fully benefit-responsive investment contracts	123,649	1,042,860
Net assets available for benefits	$ 666,502,634	$ 719,766,228

See accompanying notes.

The Clorox Company 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Fiscal Year Ended June 30,	
	2008	2007
Additions		
Investment (loss) income:		
Interest income and dividends	$ 41,794,215	$ 30,068,400
Net (depreciation) appreciation in fair value of investments	(91,373,657)	59,823,873
Total investment (loss) income	(49,579,442)	89,892,273
Contributions:		
Employer	26,428,191	24,739,588
Participants	30,317,103	29,246,052
Rollovers	1,814,515	1,867,823
Total contributions	58,559,809	55,853,463
Net additions	8,980,367	145,745,736
Deductions		
Benefits paid to participants	62,045,570	70,184,506
Administrative expenses	198,391	125,058
Total deductions	62,243,961	70,309,564
Net (decrease) increase	(53,263,594)	75,436,172
Net assets available for benefits:		
Beginning of year	719,766,228	644,330,056
End of year	$ 666,502,634	$ 719,766,228

See accompanying notes.

1. Description of the Plan

The following description of The Clorox Company 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of The Clorox Company (the "Company") and its affiliated companies that have adopted the Plan. The following employees are not covered by the Plan: (i) leased employees (contractors), (ii) nonresident aliens with no United States source of income, and (iii) employees covered by a collective bargaining agreement, unless such coverage is specified in the written agreement. Participants are eligible to participate on the first day of employment following completion of one hour of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Effective April 29, 2002, the Company established a nonleveraged employee stock ownership plan (the "ESOP") within the meaning of the Internal Revenue Code (the "Code") Section 4975(e)(7). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company's common stock. If elected, the employees can receive stock dividends paid directly to them in cash.

Effective January 1, 2007, the non-ESOP fund merged into the ESOP fund. In addition, no participant shall be permitted to direct more than 10% of the contributions to be made to the Plan on his or her behalf be invested in the ESOP fund; and no participant shall be permitted to effect a transfer or exchange from another investment fund into the ESOP fund if the portion of the participant's account invested in the ESOP fund would exceed 10% of his or her account balance immediately after such transfer or exchange.

The Employee Benefits Committee (the "Committee") administers the Plan. T. Rowe Price Trust Company ("T. Rowe Price") is the trustee and recordkeeper of the Plan.

1. Description of the Plan (continued)

Contributions

Participants may contribute from 1% to 25% of their compensation, on a pre-tax and after-tax basis (the combined pre-tax and after-tax cannot exceed 25%), as defined in the Plan. Participant contributions are subject to limits specified under the Code.

Eligible new participants that do not make a salary deferral contribution election, or fail to elect to decline a deferral contribution, are automatically enrolled in the Plan at a 5% contribution rate. Effective January 1, 2007, all participants with a contribution rate of less than 10% will have an automatic annual percentage increase of 1% until the contribution rate reaches 10% unless another annual percentage is elected or the automatic election is declined.

The Company matches 100% of eligible participants' pre-tax contributions, up to a maximum of $1,000 per participant per plan year. A participant's after-tax contributions are also matched by the Company; however, total matching contributions may not exceed $1,000 during any plan year. Participants are eligible for the Company matching contribution after completing one year of service.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company may make a Value Sharing contribution (a profit sharing component of the Plan) in an amount determined by the Company based on the Company's performance. In 2008 and 2007, the Company approved Value Sharing contributions of 8.05% and 7.00% respectively, of eligible compensation. The Company Value Sharing contributions were allocated to the accounts of eligible participants in the same proportion that each eligible participant's compensation bears to the total compensation of all eligible participants. For fully vested participants, amounts in excess of 7% of compensation were paid in cash or remitted as contributions to The Clorox Company Nonqualified Deferred Compensation Plan for certain highly compensated employees, if elected by the employees. For nonvested participants, the amounts in excess of 7% were deposited into their Value Sharing contribution accounts. Participants who have completed one year of service and are employed on the last day of the plan year are eligible to receive the Value Sharing contribution. Union participants are not eligible for the Value Sharing contribution, except for union employees at the Jackson, Mississippi facility.

1. Description of the Plan (continued)

Investment Options

Participants direct the investment of their contributions and the Company contributions into the various investment options offered by the Plan. The Plan offers investments in the Company's common stock, mutual funds, a common collective trust fund, and a money market fund. Participants are also allowed to direct their contributions to Tradelink Investments, a self-directed brokerage account which permits investments in additional mutual funds, common stocks, and other investment products.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of: (a) Company matching and Value Sharing contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. At the discretion of the Committee, forfeited balances of terminated participants' nonvested accounts may be used to pay the Plan's expenses, to reduce the Company's contributions to the Plan, or to restore accounts of previously terminated participants who subsequently resumed employment with the Company. The amounts of unallocated forfeitures related to nonvested accounts at June 30, 2008 and 2007 are $1,017,396 and $1,278,377, respectively. The Company used $904,784 and $1,177,051 of forfeitures to reduce the Company contributions for the plan years ended June 30, 2008 and 2007, respectively.

Vesting

Participants are always fully vested in their individual contributions, Company matching contributions, and actual earnings thereon.

1. Description of the Plan (continued)

In October 2007, the Committee adopted an amendment to the Plan containing a provision effective July 1, 2007 that changes the vesting schedule for the Value Sharing contributions of a participant. The Value Sharing contribution account of a participant who has an hour of service on or after July 1, 2007 will vest in accordance with the following schedule:

Years of Service	Vesting Percentage Prior to July 1, 2007	Vesting Percentage effective July 1, 2007
1	0%	0%
2	0%	20%
3	34%	40%
4	66%	66%
5	100%	100%

Participants become immediately vested in the Value Sharing contribution upon reaching age 60, at death, or upon permanent disability.

Participant Loans

Participants may borrow a minimum of $1,000 from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate (prime plus 1%) determined at the time of the loan. Principal and accrued interest are repaid ratably through payroll deductions. As of June 30, 2008, participant loans amounted to $19,396,169 had interest ranging from 5.0% - 10.5%, mature at various dates through 2023.

Payment of Benefits

The Plan provides for lump-sum distributions of the vested value of a participant's account at death, upon permanent disability, or upon termination of employment. The Plan also provides for installment distributions in limited instances as allowed by the Plan. Hardship and other in-service withdrawals are permitted if certain criteria are met.

1. Description of the Plan (continued)

Administrative Expenses

The Company pays substantially all administrative expenses except for certain investment and plan consulting fees, which are paid out of the forfeiture account, and loan origination and maintenance fees, which are deducted from the participant's account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The money market fund is valued at historical cost plus accrued interest, which approximates fair value. Common stock, including the Company's common stock, is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the plan year. Participation units in the common collective trust fund are valued at a unit price determined by the portfolio's sponsor based on the fair value of underlying assets held by the common collective trust fund. The participant loans are valued at their outstanding balances, which approximate fair value.

2. Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition(continued)

Effective July 1, 2006, the Plan adopted Financial Accounting Standard Board ("FASB") Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. Under such circumstances, fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value, which represents contributions under the contract plus interest credited at contract rates less withdrawals and administrative expenses, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invested in investment contracts through participation in the T. Rowe Price Stable Value Fund ("Stable Value fund"), a common collective trust fund. Upon adoption of the FSP, the Plan recorded its investment in the Stable Value fund at fair value and recorded an adjustment for the portion of the Stable Value fund related to the fully benefit responsive investment contracts from fair value to contract value of $123,649 and $1,042,860 as of June 30, 2008 and 2007 respectively, in the accompanying statements of net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for various investment options in common stocks, mutual funds, a common collective trust fund, and a money market fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Recent Accounting Pronouncement

In September 2006, FASB issued Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan is currently assessing the impact this will have on the Plan's financial statements.

In February 2007, FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Liabilities.* This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement was effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan is currently assessing the impact this will have on the Plan's financial statements.

3. Investments

The Plan's investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Fiscal Year Ended June 30,	
	2008	2007
Common stock	$(15,777,959)	$ 3,129,891
Mutual funds	(75,595,698)	56,693,982
Net (depreciation) appreciation in fair value	$(91,373,657)	$ 59,823,873

The fair value of individual investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	June 30,	
	2008	2007
The Clorox Company Common Stock	$ 82,437,850	$ 107,714,377
Dodge & Cox Balanced Fund	85,323,104	105,915,341
T. Rowe Price Stable Value Fund	70,034,942	62,520,218
T. Rowe Price Mid-Cap Growth Fund	68,077,699	74,194,511
American Funds EuroPacific Growth Fund	64,953,942	67,342,360
T. Rowe Price Growth Stock Fund	60,960,890	66,187,381
Vanguard Intermediate Term Bond Index Fund	42,750,093	37,317,671
Vanguard Institutional Index Fund	42,349,607	53,791,747
T. Rowe Price Small Cap Value Fund*	32,926,694	39,750,559

* Fair value of this investment did not exceed 5% of the Plan's net assets as of June 30, 2008.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the "IRS") dated October 20, 2003, stating that the Plan is qualified under Section 401(a) of the Code, and therefore the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's operations in compliance with the Code.

5. Party-in-Interest Transactions

Transactions in shares of the Company's common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2008 and 2007, the Plan made purchases of $3,590,231 and $38,428,420, respectively, and sales of $15,607,799 and $57,923,897, respectively, of the Company's common stock.

Certain plan investments are shares of mutual funds and participation units of a common collective trust fund managed by T. Rowe Price. Consequently, transactions with T. Rowe Price qualify as party-in-interest transactions.

6. Reconciliation of Financial Statements to the Form 5500

The Company will report the Plan's investment in the common collective trust at fair market value on its Form 5500. As a result, the following is a reconciliation of the Statement of Net Assets Available for Benefits per the financial statements at June 30, 2008 and 2007 to the Statement of Net Assets Available for Benefits expected to be reported in the Plan's Form 5500:

	June 30,	
	2008	2007
Net assets available for benefits per the financial statements	$ 666,502,634	$ 719,766,228
Adjustment from contract value to fair value for interest in common collective trust related to fully benefit-responsive investment contracts	(123,649)	(1,042,860)
Net assets available for benefits per the Form 5500	$ 666,378,985	$ 718,723,368

6. Reconciliation of Financial Statements to the Form 5500 (continued)

The Company will report the Plan's investment in the common collective trust at fair market value on its Form 5500. As a result, the following is a reconciliation of the Statement of Changes in Net Assets Available for Benefits per the financial statements at June 30, 2008 and 2007 to the Statement of Changes in Net Assets Available for Benefits expected to be reported in the Plan's Form 5500:

	Fiscal Year Ended June 30, 2008	2007
Total investment (loss) income per the financial statements	$ (49,579,442)	$ 89,892,273
Less: Current year adjustment from contract value to fair value for interest in a common collective trust related to fully benefit-responsive investment contracts	(123,649)	(1,042,860)
Add: Prior year adjustment from contract value to fair value for interest in a common collective trust related to fully benefit-responsive investment contracts	1,042,860	-
Total investment (loss) income per the Form 5500	$ (48,660,231)	$ 88,849,413

7. Subsequent Event

Subsequent to June 30, 2008, the fair values of investments continued to be volatile in line with the financial markets. As of December 18, 2008, the fair value of most individual investments decreased between 11% and 41%. The fair value of investments has decreased approximately 25% on average since year-end.

Supplemental Schedule

The Clorox Company 401(k) Plan

EIN: 31-0595760 Plan: 001

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

June 30, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Common stock:		
*	The Clorox Company Common Stock	1,579,269 shares	$ 82,437,850
	Mutual funds:		
	Dodge & Cox Balanced Fund	1,227,847 shares	85,323,104
*	T. Rowe Price Mid-Cap Growth Fund	1,264,444 shares	68,077,699
	American Funds EuroPacific Growth Fund	1,418,208 shares	64,953,942
*	T. Rowe Price Growth Stock Fund	2,011,910 shares	60,960,890
	Vanguard Intermediate Term Bond Index Fund	4,130,444 shares	42,750,093
	Vanguard Institutional Index Fund	362,055 shares	42,349,607
*	T. Rowe Price Small Cap Value Fund	947,803 shares	32,926,694
	Vanguard Mid-Cap Index Fund	724,926 shares	13,867,837
	Vanguard Explorer Growth Fund	70,294 shares	4,210,600
	Vanguard Target Retirement Income Fund	266,080 shares	2,857,697
	Vanguard Target Retirement 2005	346,595 shares	4,020,503
	Vanguard Target Retirement 2015	778,015 shares	9,499,567
	Vanguard Target Retirement 2025	1,029,561 shares	12,951,886
	Vanguard Target Retirement 2035	860,258 shares	11,364,016
	Vanguard Target Retirement 2045	499,206 shares	6,809,174
	Vanguard Money Market Fund	326 shares	326
			462,923,635
	Common collective trust fund:		
*	T. Rowe Price Stable Value Fund	70,158,591 units	70,034,942
	Self-directed brokerage accounts:		
	Tradelink Investments	Various investments, including mutual funds and common stock	8,384,431
*	Participant loans	Interest rates ranging from 5.00% to 10.50%, maturing through 2023	19,396,169
	Total investments		$ 643,177,027

* Indicates a party-in-interest to the Plan.

Note: Column (d), cost, has been omitted, as all investments are participant-directed.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-41131 – Post Effective Amendments No. 1 and No. 2) pertaining to The Clorox Company 401(k) Plan of our report dated December 18, 2008, with respect to the financial statements and schedule of The Clorox Company 401(k) Plan included in this Annual Report (Form 11-K) for the fiscal year ended June 30, 2008.

Ernst & Young LLP

San Francisco, California
December 18, 2008

END